

March 19, 2014

Via E-mail
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re:** **Ally Financial Inc.**
> **Amendment No. 10 to the Registration Statement on Form S-1**
> **Filed March 3, 2014**
> **File No. 333-173198**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 10 to Registration Statement on Form S-1

Exhibits

1. It appears that the new auto financing agreement with General Motors Company, which became effective on March 1, 2014, is a material contract as defined under Item 601(b)(10) of Regulation S-K and should be filed as an exhibit. If you disagree, provide us with an analysis supporting your determination that the agreement is not required to be filed pursuant to the item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Attorney-Adviser, at (202) 551-3552 or Christian Windsor, Special Counsel, at (202) 551-3419 with any questions. If you require further assistance, you may contact me at (202) 551-3491.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Richard J. Sandler, Esq.
        Richard A. Drucker, Esq.
                Davis Polk & Wardwell LLP